Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: May 8, 2024

【Press Release】

May 8, 2024

Coincheck, Inc.

Announcement Regarding the public filing etc. of Coincheck Group B.V. to
Become Publicly Listed on Nasdaq Through a De-SPAC Transaction with
Thunder Bridge Capital Partners IV, Inc.

As Coincheck, Inc (“the Company” or “Coincheck”) previously disclosed in a press release dated March 22, 2022, our parent company, Monex Group, Inc. (headquarters: Tokyo, Japan; Representative Executive Officer and CEO: Yuko Seimei; “Monex Group”), has the intention to publicly list Coincheck Group B.V. (“CCG”) on the Nasdaq through a De-SPAC transaction with Thunder Bridge Capital Partners IV (“THCP” or “Thunder Bridge”), Inc. After listing, the Company will become a wholly owned subsidiary of CCG.

Until now, CCG and Thunder Bridge have been confidentially submitting drafts of the registration statements on Form F-4 (the “registration statement”) with the U.S. Securities and Exchange Commission (“SEC”), utilizing the confidential review process that is generally made available by the SEC. Based on the progress made to date in the review process, Monex Group and CCG have now decided to make the first public filing of the registration statement.　While Monex Group, CCG, and Coincheck will continue to work towards the successful completion of the De-SPAC transaction, the registration statement remains subject to review and comment by the SEC, and there can be no certainty as to whether the SEC will declare the registration statement effective.

About Coincheck, Inc.

Coincheck, Inc. operates the “Coincheck” cryptocurrency trading service, which has achieved the highest number of app downloads in Japan for 5 consecutive years*. With the mission of “Making Exchange of New Value Easier,” Coincheck aims to create better services that allow people to feel the value of new exchanges created by cryptocurrencies and blockchain technologies, through the latest technology and advanced security.

*	Target: Cryptocurrency trading app in Japan, Period: January 2019-December 2023, Data cooperation: App Tweak

For inquiries from the press regarding this release, please contact:

Coincheck, Inc. Public Relations

Mail: pr@coincheck.com

Additional Information and Where to Find It

In connection with the business combination agreement among Coincheck, Inc. (“Coincheck”), Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“Thunder Bridge IV”) and others with regards to the proposed transaction, the parties will file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a registration statement on Form F-4 filed by Coincheck Group, B.V., which will include a proxy statement/prospectus of Thunder Bridge IV, and other documents regarding the proposed transaction with the SEC. Thunder Bridge IV’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about CCG, Coincheck, Thunder Bridge IV and the proposed business combination. Promptly after the Form F-4 is declared effective by the SEC, Thunder Bridge IV will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of Thunder Bridge IV are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Thunder Bridge IV with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in the Solicitation

Thunder Bridge IV and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge IV will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Thunder Bridge IV’s directors and executive officers and their ownership of Thunder Bridge IV common stock is set forth in Thunder Bridge IV prospectus, dated June 29, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

CCG, Coincheck and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Thunder Bridge IV in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Coincheck’s industry and market sizes, future opportunities for CCG, Coincheck and Thunder Bridge IV, Coincheck’s estimated future results and the proposed business combination between Thunder Bridge IV and Coincheck, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.